UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

RELM Wireless Corporation

(Name of Issuer)

Common Stock, par value $0.60 per share

(Title of Class of Securities)

759525108
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 14th Floor
Atlanta, GA  30309
Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 759525108	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 1,928,548
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 1,928,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 759525108	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,153,548
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,153,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 759525108	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 2,153,548
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 2,153,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 759525108	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 8, 2013, as amended on May 17, 2013, as amended on June 11, 2013, as amended on August 1, 2013, as amended on September 12, 2013, as amended on November 26, 2013, and as amended on January 7, 2014 (the “Schedule 13D”), with respect to the Common Stock, par value $0.60 per share (the “Common Stock”), of RELM Wireless Corporation, a Nevada Corporation (the “Corporation” or the “Company”).  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 2,153,548 shares of Common Stock beneficially owned by the Reporting Persons is approximately $5,962,691 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have engaged in ongoing good faith discussions with the current Board regarding its composition.  As of March 12, 2014, these discussions have not resulted in any agreement, and the Reporting Persons have no expectation that an agreement will be reached in the future.  Accordingly, the Reporting Persons will continue to evaluate all options with respect to their investment.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 2,153,548 shares (the “Shares”), or approximately 15.8% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-K filed by the Corporation for the fiscal year ended December 31, 2013, which reported that 13,626,304 shares of Common Stock were outstanding as of February 24, 2014).

SCHEDULE 13D
CUSIP No. 759525108	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2014
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D
CUSIP No. 759525108	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.	Privet Fund LP

	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
3/12/2014	Purchase	144,000	$2.9355
3/13/2014	Purchase	37,700	$3.1490

1 Not including any brokerage fees.